UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS
OF SECURITIES UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a)
OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-37413

ADVANZ PHARMA Corp.
 (Exact name of registrant as specified in its charter)

333 Bay Street, Suite 2400
Toronto, ON M5H 2T6
(905) 842-5150

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Limited Voting Shares, No Par Value
(Title of each class of securities covered by this Form)

Please place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☐	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☒
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.
Advanz Pharma Corp. (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or about July 17, 2015.

B.
The Company has filed or submitted all reports required under Sections 13(a) and 15(d) of the Exchange Act and the corresponding rules of the Securities and Exchange Commission (the “Commission”) for the twelve months preceding the filing of this Form 15F and has filed at least one annual report under Section 13(a).

Item 2.	Recent United States Market Activity

On September 24, 2015, the Company filed a prospectus supplement to the registration statement on Form F-10, dated July 16, 2015, with the Commission relating to an offering of 8,000,000 common shares of the Company at a price to the public of $65.00 per share. The offering closed on September 30, 2015.

Since that time, the Company has not conducted any other offerings of securities required to be registered under the Securities Act of 1933, as amended (the “Securities Act”).

Item 3.	Foreign Listing and Primary Trading Market

A.
The Company has maintained a listing of its limited voting shares (the “Limited Voting Shares”) on the Toronto Stock Exchange (the “TSX”), located in Canada. The TSX constitutes the primary trading market for the Limited Voting Shares.

B.
The Limited Voting Shares were initially listed on the TSX on December 24, 2013. The Company has maintained the listing of the Limited Voting Shares on the TSX for at least 12 months prior to the filing of this Form 15F.

C.	During the 12-month period beginning on October 31, 2018 and ended October 31, 2019, 11.45% of trading in the Limited Voting Shares occurred on the TSX.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

As of November 22, 2019, the Limited Voting Shares were held on a worldwide basis by a total of 56 record holders who are residents of the United States.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

Not applicable.

Item 8.	Prior Form 15 Filers

A.
On January 28, 2019, the Company filed a Form 15, providing notice of the suspension of the Company’s reporting obligations under Sections 13(a) and 15(d) of the Exchange Act commencing with the fiscal year beginning on January 1, 2019.

B.	Items 3 and 5 of this Form 15F are incorporated herein by reference.

C.	Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available at www.advanzpharma.com.

PART III

Item 10.	Exhibits

None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Advanz Pharma Corp. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Advanz Pharma Corp. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: November 26, 2019	By:	/s/ Adeel Ahmad
Name: Adeel Ahmad
Title: Chief Financial Officer